FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below disclosure to the Indian stock exchanges in response to a clarification sought by the exchanges with reference to a news item.

We refer to your email dated March 6, 2018 seeking the company’s clarification on the news item appearing in https://www.indiatoday.in, titled "ICICI's Chanda Kochhar, Axis Bank's Shikha Sharma summoned by SFIO in PNB scam case".

In this connection, we draw reference to our earlier letter dated February 28, 2018 vide which we had informed you that the Bank routinely and regularly cooperates with regulatory authorities who require information in the course of their investigation. To provide assistance to the investigating authorities, representatives of ICICI Bank continue to engage actively and provide requisite inputs as routinely done in the case of all investigating authorities who approach the Bank.

We wish to clarify that in our view, the above news item will not have any material impact on the Bank or trigger any reporting under Regulation 30 of the SEBI Listing Regulations owing to the fact which we mentioned in our earlier letter as well that the Bank has no exposure to the Nirav Modi group of companies, nor has the Bank issued any Letter of Undertaking; nor has any buyer’s credit exposure against LOUs with respect to the Nirav Modi group of companies as well as the Gitanjali group of companies. The Bank is a part of the working capital lender consortium in the Gitanjali group of companies along with several other banks wherein its exposure is not the largest.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Item

1. 2.	Other news Company Update

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	March 6, 2018	By:	/s/ P. Sanker
			Name:	P. Sanker
			Title:	Senior General Manager (Legal) & Company Secretary